July 31, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (732) 577-9980

Ms. Anna T. Chew
Vice President and Chief Financial Officer
UMH Properties, Inc.
3499 Route 9Suite 3C
Freehold, NJ 07728

Re: **UMH Properties, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 9, 2006
        File No. 1-12690

Dear Ms. Chew:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 – Managements Discussion and Analysis
Contractual Obligations, page 22

1.   We note that the company is obligated to provide certain post-retirement benefits and that these benefits are currently unfunded. Please provide us with information regarding the benefit plan including the type of plan, who can participate and the company's obligation to fund. Also, tell us why the amount in the contractual obligations table does not reconcile with the amount disclosed in footnote 8 – Other Matters.

Ms. Anna T. Chew
UMH Properties, Inc.
July 31, 2006

Exhibit 31

2.   We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-Q are not in
        the proper form. The required certifications must be in the exact form prescribed; the
        wording of the required certifications may not be changed in any respect. Certain
        portions of the certifications relating to internal control over financial reporting may be
        omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file
        an amendment to your Form 10-Q that includes the entire filing together with the
        certification of your current CEO and CFO in the form currently set forth in Item
        601(b)(31) of Regulation S-K.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please file your response on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Ms. Anna T. Chew
UMH Properties, Inc.
July 31, 2006

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief